Exhibit (h)(4)(c)

NOTICE OF FEE WAIVER

THIS NOTICE OF FEE WAIVER is effective as of August 30, 2021, to IndexIQ ETF Trust, a Delaware statutory trust (the “Trust”), on behalf of its series listed on Schedule A (each a “Fund”), by IndexIQ Advisors LLC, a Delaware limited liability company (the “Manager”).

WHEREAS, the Manager has entered into an Investment Advisory Agreement with the Trust (the “Management Agreement”), pursuant to which the Manager is compensated based on the average net assets of the Fund and such compensation is paid by the Fund (“Management Fees”);

WHEREAS, the Manager believes that it is appropriate and in the best interests of the Manager, the Fund, and Fund shareholders to reduce the Management Fees of the Fund; and

WHEREAS, the Manager understands and intends that the Fund will rely on this Notice in preparing amendments to a registration statement on Form N-1A and in accruing the Fund’s expenses for purposes of calculating net asset value and for other purposes, and expressly permits the Fund to do so;

NOW, THEREFORE, the hereby provides notice as follows:

1.	Fee Waiver by the Manager. The Manager agrees to contractually waive a portion of its Management Fees to the levels listed on Schedule A.

2.	Duration and Termination. The Manager’s undertaking to waive fees shall continue until expiration date listed on Schedule A. This Notice shall supersede any previously effective Notice.

IN WITNESS WHEREOF, the Manager has executed this Notice effective as of the date first written above.

INDEXIQ ADVISORS LLC

By:	/s/ Jonathan Zimmerman
Jonathan Zimmerman
Chief Operating Officer

SCHEDULE A

Contractual Management Fee Waivers

Fund	Fee Waiver	Expiration Date
IQ Hedge Multi-Strategy Tracker ETF	0.22%	August 31, 2022
IQ Real Return ETF	0.28%	August 31, 2022
IQ Hedge Market Neutral Tracker ETF	0.35%	August 31, 2022
IQ Hedge Macro Tracker ETF	0.35%	August 31, 2022
IQ Hedge Long/Short Tracker ETF	0.35%	August 31, 2022
IQ Hedge Event-Driven Tracker ETF	0.35%	August 31, 2022

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